Filed Pursuant to Rule 424(b)(3)
                                         Registration Number 333-44910

PROSPECTUS SUPPLEMENT
(TO REOFFER PROSPECTUS DATED AUGUST 31, 2000)

                FIRST ENTERTAINMENT HOLDING CORP.

     The "Prospective Selling Stockholders" section of the prospectus is replaced in its entirety with the following:

                  PROSPECTIVE SELLING STOCKHOLDERS

     There are an aggregate of 5,000,000 shares of common stock reserved for issuance under the Stock Plan. The issuance of these shares is covered by the registration statement on Form S-8, which was filed with the SEC and of which this prospectus is a part.

     As of the date of this prospectus supplement, all 5,000,000 shares covered by the Stock Plan have been granted, including 686,814 shares that have been granted to the selling stockholders. This prospectus covers the resale of those shares by the selling stockholders.

    The following table sets forth the name and position of each prospective selling stockholder, each of whom is a director or executive officer of our Company; the number of shares of common stock owned as of September 30, 2000, including shares which may be acquired pursuant to the exercise of outstanding options; the number of shares covered by this prospectus; and the number of shares and the percentage of all outstanding shares owned assuming the sale of all the shares covered by this prospectus.

                          Shares                      Shares         Percentage
                          Beneficially                Beneficially   Of Class
                          Owned Prior     Shares      Owned After    After
Name         Position     To Offering (1) Offered (2) Offering (1)   Offering
Doug Olson   President,   4,509,369       175,122     4,334,247      11.7%
             Chief           (2)(3)                      (2)(3)
             Operating
             Officer and
             Director

Howard       Chief        4,732,447       353,435     4,379,012      11.8%
Stern        Executive       (2)(3)                      (2)(3)
             Officer and
             Director

Michael      Chief        4,427,299       158,257     4,269,042      11.4%
Marsowicz    Technology   (2)(3)(4)                   (2)(3)(4)
             Officer and
             Director



(1) "Beneficial Ownership" is defined in the regulations promulgated by the U.S. Securities and Exchange Commission as having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2) Consists of shares issued pursuant to the Stock Plan as payment of compensation.

(3) Assumes: (a) all contingencies described below in footnote 5, "Cancellation And Reissuance Of Options In September 2000" are satisfied and the 2,500,000 shares authorized to be issued to the named security holder are issued, and (b) the named security holder exchanges all options held by him on the date each threshold regarding the last sales price of the common stock is reached for twice as many options exercisable at the higher price. As described below in footnote (5) "Cancellation And Reissuance Of Options In September 2000", only 25 percent of options granted pursuant to the Management Compensation plan are exercisable on the date of grant. Therefore, the figure in the table above includes 1,250,000 shares issuable upon the exercise of options to purchase up to 1,250,000 shares of common stock until September 15, 2005, which number of options represents 25% of the total number of options which, if required to be issued to the named security holder within the next 60 days pursuant to the exchange provisions of the Management Compensation Plan, and which will be exercisable on the date of grant. Each potential holder of these options has agreed to refrain from exercising any of these options until the Company has increased its authorized number of shares of common stock to at least 75 million or the Board otherwise determines that the Company's authorized capital, assuming exercise of these options, is sufficient to satisfy the Company's needs. See footnote 5, below, entitled "Cancellation And Reissuance Of Options In September 2000".

(4) Includes options to purchase 500,000 shares for $.75 per share until October 10, 2001. Mr. Marsowicz has agreed to refrain from exercising any of his options until the Company has increased its authorized number of shares of common stock to at least 75 million or the Board otherwise determines that the Company's authorized capital, assuming exercise of the options described above in footnote (3), is sufficient to satisfy the Company's needs.

(5)    Cancellation And Reissuance Of Options In September 2000

       On September 15, 2000, our Board of Directors enacted the 2000 Management Compensation Plan to compensate directors, officers and consultants and to provide incentives for those persons in acting on behalf of the Company. In order to participate in the Management Compensation Plan, officers and consultants were required to relinquish any options previously granted to them except that Mr. Marsowicz was not required to relinquish options he received as consideration for the sale to the Company of his interest in All That Media, Inc. Options to purchase common stock have been issued pursuant to the Management Compensation Plan, and shares of common were authorized to be issued, to the following persons in the respective amounts indicated:

       Recipient       Shares To Be Issued    Initial Options Granted
       Howard Stern    2,500,000              1,250,000
       Douglas Olson   2,500,000              1,250,000
       Michael
       Marsowicz       2,500,000              1,250,000
       Duane Knight    1,000,000                500,000
       Ronald Ratner   1,000,000                500,000
       Robert Fuchs      500,000                250,000
                     -----------------------------------
                      10,000,000              5,000,000

       All recipients of shares and options under the Management Compensation Plan were officers and employees at the time of grant except for Mr. Knight, a consultant providing accounting and administrative services. The options are exercisable at a price of $.08 per share until September 15, 2005. The closing sales price for the common stock on September 15, 2000 was $.08. The options are exercisable 25% immediately and 25% on each of the first three anniversaries of the date of grant provided that the recipient continues to be a director, officer, employee or consultant at that respective time. In addition, the options provide that when the last sales price for the common stock is at least $.16 per share for three consecutive trading days, the option holder may elect to exchange each option exercisable at $.08 per share for two options exercisable at $.16 per share. Similarly, the option holder may exchange each of his options for two options to purchase one share of common stock each at $.32 per share at such time as the last sales price for the common stock is at least $.32 per share for three consecutive trading days. If these price levels are attained and if all the recipients of the initial options to purchase 5,000,000 shares of common stock elect to exchange them for options exercisable at each of the higher prices, options to purchase a total of 20,000,000 shares would bbe outstanding at an exercise price of $.32 per share.

       Participants will not be issued the shares authorized by the Management Compensation Plan, and the Participants may not exercise the options granted pursuant to the Management Compensation Plan, unless either our authorized capital is increased to at least 75,000,000 shares of common stock or the Board otherwise determines that our authorized capital, assuming issuance of the shares and exercise of options granted pursuant to the Management Compensation Plan, is sufficient to satisfy our needs. Stockholder approval of an increase in authorized capital to 250,000,000 shares is being sought at a proposed special meeting of our stockholders which currently is anticipated to be held in December 2000.


     The date of this prospectus supplement is October 26, 2000.